Staley, Okada & Partners
Chartered Accountants

3rd Floor, 10190 152A Street
Surrey, BC Canada
V3R 1J7
Tel 604 585-8300
Fax 604 585-8377
info@staleyokada.com
www.staleyokada.com

16 December 2004

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C.
V7Y 1L2

Dear Sirs/Mesdames:

RE: Berkley Resources Inc. (the “Company”)

We have read the Change of Auditor Notice of the Company dated 6 December 2004 and are in agreement with the statements contained in such Notice.

Your truly,

“Staley, Okada & Partners”

STALEY, OKADA & PARTNERS
Chartered Accountants

cc: Berkley Resources Inc.

N:\Client Listing\900\930504\Word\2004\Lt\930504 — Change of Auditor Notice.doc

Staley Okada & Partners is a member of MSL a network of independent professional firms. A member of the Institute of Chartered Accountants of British Columbia. A partnership of incorporated professionals; L.M Okada, Ltd., C.N. Chandler, Ltd., K.A. Scott, Ltd., J.M. Bhagirath, Ltd., LW. D. Vickars, Ltd., G.S. Traher, Inc., D. Larocque, Ltd.